

October 27, 2011

<u>Via Email</u>
Joshua J. Widoff, Esq.
Executive Vice President, Secretary and General Counsel
Dividend Capital Total Realty Trust Inc.
518 Seventeenth Street, 17th Floor
Denver, Colorado 80202

       Re: **Dividend Capital Total Realty Trust Inc.**
               Schedule TO
               Filed October 17, 2011
               File No.:5-85609

Dear Mr. Widoff:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

Summary Term Sheet

<u>May I tender Shares in this Offer for which I have requested, or for which I plan to request, redemption under the Company's share redemption program…, page 4</u>

1.   Please clarify the steps, if any, that shareholders must follow in order to participate in the current offer if they previously submitted shares for tender pursuant to the company's redemption plan. For example, please clarify whether shareholders must withdraw any shares previously submitted for redemption in order to participate and tender shares in the current offer.

2.   Please disclose whether the company plans on retiring any securities, holding the securities in its treasury or disposing of the securities that are acquired in the offer. If the company plans on disposing the securities, please specify how. Refer generally to Rule 13e-1(a)(5).

This Offer, page 10

3.   Refer to disclosure in which you state that the company reserves the right to "terminate…this Offer, regardless of whether any conditions set forth in Section 12 have not been satisfied." On page 26, you reserve the right to terminate the offer "regardless of whether or not any of the events set forth under the Conditions above shall have occurred or shall be deemed by the Company to have occurred …" The disclosure in this section and Section 12 is ambiguous and creates the implication that the company may conduct an illusory offer in potential contravention of Section 14(e). As the company is aware, the company may terminate the offer only if the conditions to the offer have not been satisfied or waived at or prior to expiration. Please revise.

Section 12. Conditions of this Offer…, page 23

4.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror. The conditions must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The condition regarding whether the completion of the offer "may impair" the company's status as a REIT is unclear. Further, the determination of whether the condition has been triggered appears to be left to the sole discretion of the company. Please revise the cited condition by providing objectively verifiable parameters that the company would consider in making a determination as to whether its REIT status "may be impaired". Also, please include an objective standard, such as a standard of reasonableness, against which the filing persons' discretion may be judged.

5.   When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Your disclosure in the last paragraph implies that you may not promptly inform holders of the occurrence of a condition and reserve the right to assert the condition even after the occurrence of subsequent events that could be deemed to "cure" the condition. Please revise the disclosure to clarify that you will promptly inform holders of securities when offer conditions are triggered.

Extension of the Tender offer; Termination; Amendment, page 26

6.   Please refer to comment 3 above. The company may not "in its sole discretion, at any time…and regardless of whether or not any of the…Conditions …shall have occurred or shall be deemed by the Company to have occurred, …terminate the Offer and not accept

for payment…Shares…" Please revise the language.

* * *

Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions